Filed Pursuant to Rule 424(b)(3)

Registration No. 333-104656

[NOVASTAR FINANCIAL, INC. LOGO]

Prospectus Supplement to Prospectus Dated May 28, 2003

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

FOR STOCKHOLDERS AND NEW INVESTORS

WHO ELECT TO INVEST OPTIONAL CASH PAYMENTS

IN ADDITIONAL SHARES OF OUR COMMON STOCK

This revises and supplements Questions 16 and 17 in NovaStar Financial, Inc.’s Direct Stock Purchase and Dividend Reinvestment Plan as they relate to Optional Cash Payments in excess of $5,000 and Optional Cash Payments received in any month after the Due Date:

1. For Optional Cash Payments in excess of $5,000, we reserve the right to negotiate the terms of your investment, including the specific investment amount, Pricing Period, calculation of the Purchase Price and Investment Date. We expect to grant Requests for Waiver for Optional Cash Payments in excess of $5,000 to financial intermediaries, including brokers and dealers, and other Participants from time to time. To submit an Optional Cash Payment in excess of $5,000 for any monthly period, you must first negotiate the terms of such investment by telephoning the Company at (816) 237-7000. Once the terms of your investment have been negotiated, you must submit to the Company a written Request for Waiver, specifying the investment amount, Pricing Period, calculation of the Purchase Price and Investment Date, no later than two (2) business days prior to the commencement of the requested Pricing Period.

2. We will hold over Optional Cash Payments received in any month after the Due Date for investment in the next Pricing Period; however, we will honor your telephone or written request to the Plan Administrator to return such Optional Cash Payments to you.

The date of this prospectus supplement is September 23, 2003